American Bonanza's Copperstone Gold Mine Progress

November 19, 2012 - American Bonanza Gold Corp. (TSX: BZA, OTCQX: ABGFF) (“Bonanza” or “Company”) is pleased to announce that the 100% owned Copperstone gold mine in Arizona has made significant progress during October. The focus over the recent period has been on increasing ore output from the underground mine and accelerating the development mining. The Company is encouraged with the recent progress as it continues towards its goal of achieving commercial production, now estimated for the first quarter of 2013.

Development Mining

Ore is currently available for mining in three zones, which is the initial milestone towards bringing mine output to design levels of 450 tons per day of ore. A total of four headings are being mined in ore currently. Each of the three zones is now developed with access, power distribution, water management and scout drilling for the detailed short term planning. Ore planned for extraction during the next two months is now fully developed for mining.

The main objective for the development mining program is now to provide access to two additional zones over the next month. This will provide ore available for mining subsequent to the three zones which are currently being mined. A dedicated development mining team is being assembled to continue the acceleration of the development mining.

Ore Mining

As a consequence of the development mining accelerating, ore extraction rates increased during October and continue to improve during November. Total rock mined during the first half of November exceeds the same total for the entire month of October. During the first half of October, the mine averaged 2.5 rounds per day, and during the second half of October, the mine averaged 3.1 rounds per day. For the first half of November, the mine has averaged over 4 rounds per day. A round at Copperstone is eight feet of mining advance resulting from one phase of drilling, blasting and mucking. Although this varies according to rock type, one round at Copperstone generally contains roughly 100 tons of rock. During October, ore mined averaged 139 tons per day, which is 31% of the design rate. Total rock mined during October averaged 291 tons per day.

Ore Processing

Ore processed through the gold plant during October has improved relative to the previous performance during the third quarter of 2012. The material processed in October has been ore mined from underground with the addition of lower grade and stockpiled material, resulting in higher tonnage processed than mined. Ore processed during October averaged 360 tons per day, which is 80% of the designed rate of 450 tons per day. The milling facility is capable of processing higher tonnage, and will do so in November as ore extraction from the mine continues to increase. Mill recovery during October averaged 72%, reflecting the effect of processing lower grade material, which impacts recovery. Feed to the mill during the beginning of November contains substantially more ore grade material from mining, and less low grade material, which has the potential to increase overall grades and thus improve recoveries.

Concentrates

Concentrate grades for the gravity circuit averaged 42 ounces of gold per ton, and the flotation concentrate grades averaged 17 ounces per ton. These concentrate grades are improvements over the third quarter performance, and continue to look strong during November. A total of 902 ounces of gold were shipped in concentrate during October.

Mine and mill performance for the full month of November will be announced during mid-December.

Mr. Brian Kirwin, President & CEO, commented: "We at Bonanza are all encouraged by recent progress from the underground mine. The gold recovery plant continues to perform well, and recent progress underground suggests that the mine is steadily improving and we look forward to bringing the Copperstone gold mine up to design throughput in the near future."

This release was reviewed by Douglas Wood, P.G., Vice President, Exploration of Bonanza, a non-independent Qualified Person within the meaning of NI 43-101.

About Bonanza

Bonanza is operating the newly constructed Copperstone gold mine in Arizona. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This news release includes certain statements and information that may contain forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including but not limited to the expected increase in head grades, that concentrate grades will improve with optimization of the processing plant and increased tonnages, that changes to the gravity circuit will optimize recoveries, that the processing plant will adapt more readily to changing grades resulting in greater gold recoveries, that the Company will be able to continue increasing throughput to the processing plant up to design levels, the tons mined will continue increasing to design levels, the likelihood of profitable commercial mining, possible future financings, rates and performance of mine and mill production, ground conditions for underground mining, the granting of future key permits, estimated metal production and the timing thereof; and any capital and operating and cash flow estimates and operating costs is forward-looking information. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Mining exploration and development is an inherently risky business, and accordingly the actual events may differ materially from those projected in the forward-looking statements. This forward looking information is based on the reasonable expectations and assumptions of management including: rock quality, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets, the experience of miners and plant staff, and a stable geological environment. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "potential", "is expected", "anticipated", "is targeted", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, speculative nature of exploration activities; unsuccessful exploration results, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any intent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com